September 26, 2024

Nicolas Link
Chief Executive Officer
Ilustrato Pictures International, Inc.
26 Broadway, Suite 934
New York, NY 10004

        Re: Ilustrato Pictures International, Inc.
            Amendment No. 6 to Registration Statement on Form 10-12G Filed December 13, 2023
            File No. 000-56487
Dear Nicolas Link:

        We issued comments on the above captioned filing on December 29, 2023. On February
13, 2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing